EXHIBIT 99.(a)(1)(G)

                            S & K FAMOUS BRANDS, INC.
                             11100 West Broad Street
                                 P. O. Box 31800
                             Richmond, VA 23294-1800

                                 March 28, 2002

To Our Stockholders:

      S & K Famous Brands, Inc. is offering to purchase from its stockholders up to 1,818,181 shares, or approximately 45%, of its outstanding common stock. The purchase price will be $11.00 per share. The offer is explained in detail in the enclosed offer to purchase and letter of transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are provided in the enclosed materials. If you do not wish to participate in the offer, you do not need to take any action. We encourage you to read these materials carefully and consult with your own investment and tax advisors before making any decision with respect to the offer.

      As explained in the enclosed offer to purchase, the Company's management and Board of Directors believe that the Company's business and prospects, coupled with the current market price of its common stock, make the purchase of the shares under the terms of the offer an attractive investment opportunity. However, neither the Company nor the Board of Directors makes any recommendation to stockholders whether to tender all or any of their shares.

      Please note that the offer is scheduled to expire at 5:00 p.m., Eastern time, on Friday, April 26, 2002, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your shares or additional copies of the enclosed materials, please call Mellon Investor Services, the information agent for the offer, at 1-800-279-1247.


                                                 Stuart C. Siegel
                                 Chairman of the Board & Chief Executive Officer